April 13, 2010

Dominic Minore

Kevin Rupert

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	THL Credit, Inc. (the “Company”) File No. 333-159636

Dear Messrs. Minore and Rupert:

We are in receipt of your oral comments of April 2, 2010, April 6, 2010 and April 12, 2010, regarding Amendment No. 2 to the Registration Statement on Form N-2 related to the issuance of shares of common stock of the Company.

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below. These changes have been reflected in Pre-Effective Amendment No. 3 to the Company’s Registration Statement filed today on EDGAR. We are enclosing herewith a version of Pre-Effective Amendment No. 3 that has been marked to show the Company’s responses to your comments, as well as other changes made to the Registration Statement since its filing on March 18, 2010.

The Company’s responses to your comments are set forth below. For ease of reference, each of your comments is set forth in italics and followed by the corresponding response. As required, the Company has made each change in each location where the change is pertinent, except in certain cases where conforming changes would be made to the footnotes to the seed financial statements except that the audit thereof was completed prior to receipt of the comments.

1.    Cover Page

Include “LLC” following THL Credit Advisors.

The Company has made the requested charge.

In the boldfaced language on the cover concerning negative net asset value, replace the word “completion” with the word “commencement.”

The Company believes the word “completion” within the context of that sentence best describes the time period during which it will have a negative net asset value.

2.     Prospectus Summary

Include THL Credit Group, L.P. among the defined terms in the introductory paragraph to this section.

The Company has included the requested term.

Include additional disclosure throughout this section to ensure a more balanced presentation of the offering by, for example, adding “no assurances” language as appropriate. Where appropriate, use plain English terms.

The Company has revised the section to address the comment.

Richard T. Prins, Esq.

a.    THL Credit Advisors LLC

Add a chart to this section identifying all of the various THL-related entities involved in the offering and the relationship of each to the others. Include introductory language preceding the chart explaining its purpose and intent. If applicable, please include language following the chart disclosing how such relationships might change as a result of the offering.

The Company has included the requested chart and related introductory language. The Company has not included additional language following the chart because the relationships between the entities will not change materially following the offering.

Include disclosure describing the relationship between THL Credit Advisors LLC and THL Credit Group L.P., either in this section or later in the document.

In response to your request, the Company has included additional disclosure describing the relationship between these entities.

In your response letter, explain for the record why the private placement will not be integrated into this offering and what exemption THL Credit Partners BDC Holdings, L.P. will rely upon for the proposed transaction.

Prior to the initial public offering, the Company will sell to THL Credit Partners BDC Holdings, L.P. (“BDC Holdings”) approximately 4.1 million shares of its common stock in exchange for certain portfolio securities owned by THL Credit Opportunities, L.P. We anticipate that the private placement will be conducted pursuant to Rule 4(2) of the Securities Act of 1933.

We believe that, under the analysis set forth by the staff of the Securities and Exchange Commission in its no-action letter to Black Box Inc. (June 26, 1990), the private placement of common stock to BDC Holdings should not be integrated with the public offering of the Company’s common stock. In Black Box, the staff expressed its policy position that a registered offering that would otherwise be integrated with an unregistered offering will not be so integrated if the unregistered offering was made only to (1) a limited number of “qualified institutional buyers” (within the meaning of such term under Rule 144A under the Securities Act of 1933) or (b) not more than four purchasers, all of which are “accredited investors” within the meaning of such term under paragraph (a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) of Rule 501 under the Securities Act of 1933, in either case in a transaction which would be a valid private placement if viewed separately. In this case, the securities will be sold only to BDC Holdings, which is an accredited investor within the meaning of Rule 501(a)(8) under the Securities Act of 1933, and the private placement, if viewed separately, would not be part of any general solicitation and would be a valid private placement under Rule 4(2).

In your response letter, confirm that the shares of common stock to be received by THL Credit Partners BDC Holdings, L.P. in the private placement will not include any registration rights.

Richard T. Prins, Esq.

The Company hereby confirms that the holders of the shares of common stock purchased by THL Credit Partners BDC Holdings, L.P. in the private placement will not have any registration rights, nor will any other shareholder.

In the first line on page three and elsewhere throughout the document, revise the phrase “the investment team” to instead read “our investment team.”

The requested revision has been made throughout the document.

At the top of page three, nine lines down from the top, include the date upon which the Company’s Board of Directors determined the fair value of the Initial Portfolio Assets.

The disclosure cited has since been amended.

At the top of page three, nine lines down from the top, include the approximate total percentages of debt and equity investments, respectively, that make up the Initial Portfolio Assets.

The requested information has been included.

At the top of page three, in the sentence beginning with “We will also have access immediately after the offering,” add the word “sole” or “exclusive” immediately prior to the word “access” if that is to be the case.

The requested revision has been made.

At the top of page three, expand the statement at the bottom of the paragraph beginning with “We anticipate that the Initial Portfolio Assets...” (i) to make clear that any dividend declared would be a distribution of income; (ii) that such a dividend would be at made at the discretion of the Company’s Board of Directors; and (iii) that there can be no assurances that the Company will be able to declare dividends in subsequent periods.

The requested revisions have been made.

Please divide the large block of text in this section into shorter paragraphs.

The requested revision has been made.

b.    Competitive Advantages

The paragraphs entitled “Recently originated portfolio” and “Pipeline of prospective investments” appear multiple times throughout the document; consider removing one or more instances of this disclosure.

Richard T. Prins, Esq.

These paragraphs appear only in the summary and the text on pages 43 and 44. The Company believes they are appropriately included in both places and accordingly has not removed this discussion from either location.

In the paragraph on page six entitled “Recently originated portfolio”(or elsewhere, as appropriate), describe the underwriting standards used in selecting the Initial Portfolio Assets and how they relate to the standards to be used by THL Credit Advisors in selecting future investments for the Company.

The requested disclosure has been included.

In the paragraph on page six entitled “Disciplined investment process with focus on preservation of capital,” make clear in plain English that the personnel of THL Credit Group L.P. and THL Credit Advisors are essentially the same.

The requested disclosure has been included.

c.    The Offering – Investment Management Agreement

Revise the last line of the final paragraph of this section to read “Many external BDCs and closed-end funds pay advisory fees on the basis of net assets plus the proceeds of leverage, which would not include other liabilities and accordingly would differ from our advisory agreement to the extent that there are other liabilities.

The requested change has been made.

In subsection (i) of this paragraph, make clear the role of the hurdle and the “catch-up” provision in this calculation.

The requested disclosure has been included.

d.    Fees and Expenses

If the registrant intends to use leverage within the first year of its operations, please disclose that fact in the document where relevant and revise the Fees and Expense table to reflect to the assumed expense of such leverage. Please also include in the line item “Incentive Fees Payable Under the Investment Management Agreement” a brief parenthetical identifying the components of such incentive fee.

The Company anticipates that during its first year of operations it may employ a maximum of approximately $127 million of leverage within the first year after completion of the offering and has adjusted the expense table and example accordingly. In addition, the Company has revised the Incentive Fees line item as requested.

Confirm that the figures included in footnote six are correct.

The Company has since revised the figures in footnote six due to an increase in maximum leverage and believes them to be correct as modified.

Richard T. Prins, Esq.

3.    Risk Factors

In the introductory language to this section, revise the statement “The risks set out below are not the only risks we face” to include that they are the principal risks associated with investment in the Company.

The requested change has been made.

a.    If we use borrowed funds or the proceeds of preferred stock to make investments…

If the registrant wishes to pledge more than one-third of its assets in connection with borrowings, disclose that intention and the maximum amount of its assets it may pledge, describe in this risk factor any custodial relationships that would result from the use of leverage and state that no creditor will have veto power over investment policies, strategies, objectives or decisions except in an event of default or if asset coverage is less than 200%.

The requested disclosure has been included.

b.    If THL Credit Advisors is unable to manage our investments effectively...

Include in the title of this risk factor that THL Credit Advisors may face certain conflicts of interest in allocating investment opportunities between the Company and other entities.

The requested change has been made.

c.    We may have difficulty paying our required distributions if we recognize income…

Revise the second paragraph of this risk factor to make it easier for the reader to understand the risk; include an example if helpful.

The Company has determined to add an example as the clearest way to enable the reader to understand the risk.

d.    We may be obligated to pay our investment advisor incentive compensation…

Revise the heading to include “payments” and the last line of the heading of this risk factor to include the phrase “as incentive compensation payments” immediately following the phrase “20% of our net capital gains.”

The requested change has been made.

e.	Include a risk factor disclosing that, absent exemptive relief, the registrant’s purchase of the Initial Portfolio Assets would have been prohibited had it made its election to be regulated as a BDC.

The requested risk factor has been included.

Richard T. Prins, Esq.

4.    Capitalization

Explain the line item “Accrued underwriters’ fee” from the Capitalization table.

The line item has been removed from the Capitalization table.

Include language disclosing that the Company will have a negative net asset value per share prior to the offering and include a line item showing net asset value per share under both columns.

The Company has added disclosure regarding this fact on the cover page of the prospectus as well as in the text relating to the Capitalization Table, and has included a line item showing negative net asset value per share in the Statement of Assets and Liabilities in the financial statements. The Company has also added a line item to the Capitalization table showing net asset value per share.

5.    Dilution Table

Include a table showing dilution to investors in this offering.

The Company has included the requested table.

6.    The Company

a.    THL Credit Advisors LLC

In the Portfolio Company table on page 40, remove the column entitled “Amortized Cost” or include a footnote stating that amortized cost is not a recognized method of valuation.

The Company has modified the table to remove the column entitled “Amortized Cost.”

7.    Certain Relationships

Include disclosure in the second paragraph of this section disclosing that the registrant will not be charged a fee or pay any amounts in connection with the license agreement.

The Company has added disclosure to this paragraph stating that it will not pay any fees pursuant to the license agreement for its use of the THL mark.

8.    Control Persons and Principal Stockholders

Revise the Control Persons and Principal Stockholders table to reflect the effect of the proposed purchase of the Initial Portfolio Assets prior to the offering and the sale of common stock to THL Credit Partners BDC Holdings, L.P. in the offering.

The Company has revised this table as requested.

Richard T. Prins, Esq.

9.    The Advisor

a.    Investment Management Agreement

Revise here and elsewhere the sentence beginning with “The incentive fee will have two components” at the top of page 57 to include identify the two components.

The requested change has been made.

Please explain in your response the exclusion of organization expenses in footnote 3 to the income incentive fee examples on page 59 and what the note ties to.

Footnote 3 merely excludes, as an assumption for purposes of the example, offering and organization expense from the “other expenses” line of the calculation, to which it is tied. As a result the example tracks an ordinary operating quarter rather than the Company’s first quarter.

In example 2, please insert “income and capital gain” after “cumulative” and before “incentive fees” in both places.

The requested addition has been made.

Revise the penultimate sentence of the paragraph entitled “Management Fee” to further clarify when the base management fee will begin to be calculated as of the end of its most recent calendar quarter.

The requested change has been made.

10.    Part C. Other Information

a.    Item 27. Other expenses of issuance and distribution

Identify in a footnote any expenses that represent greater than 10% of the total offering expense.

The requested disclosure has been included.

11.    Administration Agreement

Please confirm that expenses of the Administrator incurred pursuant to the Administration Agreement will be passed along to the registrant at cost and that as a result the Administrator will not realize any profits under the Administration Agreement.

The Company confirms that the Administrator will not realize any profit under the terms of the Administration Agreement.

12.    Balance Sheet

Please include a line item in the balance sheet reflecting the registrant’s current net asset value per share.

Richard T. Prins, Esq.

The requested line item has been added.

Include in the final pre-effective amendment an additional balance sheet, which may be unaudited, reflecting the purchase by the registrant of the Initial Portfolio Assets and include with such balance sheet the information required by Schedule 12 of Regulation S-X. Include also as an exhibit to such pre-effective amendment the consent of the registrant’s independent registered public accounting firm.

The Company notes your comment and will include such a table in the final pre-effective amendment to its registration statement.

12.    Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

Richard T. Prins, Esq.

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We believe that the above responses adequately respond to the concerns raised in your comment letter. Should you have any additional comments or concerns, please feel free to contact me at (212) 735-2790 or Richard Cardillo at 212-735-2459.

Sincerely,

/s/ Richard T. Prins
Richard T. Prins

cc:	James K. Hunt
Sam W. Tillinghast
Terrence W. Olson

  THL Credit, Inc.